CONRAD C. LYSIAK
Attorney at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
Email: cclysiak@qwest.net

March 17, 2005

Mr. Mark P. Schuman
Branch Chief-Legal
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0406
Washington, D.C. 20549-0406

RE:   Willowtree Advisor, Inc.
         Form SB-2 Registration Statement
         File No. 333-117840

Dear Mr. Schuman:

In response to your letter of comments dated February 3, 2005, please be advised as follows:

General
  The business plan is the plan contained in the registration statement.

  We have included Ms. Allison's role in marketing the securities. We believe it is incorrect to include this information on the cover page. See Item 501(a) of Reg. S-B.

  We object to these comments. I believe that comment 3 is designed for no other purpose but to harass Willowtree Advisor, Inc. In my opinion, there certainly is no legal basis for your this comment. Certain Reg. S-B requires no such disclosure or the creation of an escrow account, nor do the instructions to Form SB-2 require such. In your comment you ask how the Company can properly disclose that proceeds "will be promptly refunded." It is easy to make the statement. They will be promptly refunded if the minimum is not reached. It is not a violation of the law, rules or SEC release to make the statement. It is a violation of the law to make the statement and then not promptly refund the proceeds if the minimum is not reached. Further, there is no requirement for an escrow to be established at all unless the funds are being held by a broker/dealer. Rule 15c2-4 of the Securities Act of 1934 requires proceeds from a best efforts offering to be held by broker/dealers in an escrow. Since Willowtree Advisor is not a broker/dealer, there is no requirement for an escrow.

Securities and Exchange Commission
RE:   Willowtree Advisor, Inc.
         Form SB-2 Registration Statement
         File No. 333-117840
March 17, 2005

  The disclosure was previously provided. As stated on the cover of the prospectus: "We are offering up to a total of 2,000,000 shares of common stock in a direct public offering, without any involvement of underwriters or broker-dealers, 1,000,000 shares minimum, 2,000,000 shares maximum. The offering price is $0.10 per share. In the event that 1,000,000 shares are not sold within 180 days, at our sole discretion, we may extend the offering for an additional 90 days. In the event that 1,000,000 shares are not sold within the 180 days, or within the additional 90 days if extended, all money received by us will be promptly returned to you without interest or deduction of any kind. If at least 1,000,000 shares are sold within 180 days, or within the additional 90 days, if extended, all money received by us will be retained by us and there will be no refund. Funds will be held in a separate account at BB&T bank. The foregoing account is not an escrow, trust of similar account. It is merely a separate account under our control where we have segregated your funds."

  The disclosure you have requested has been provided. Your factual conclusions in the comment appear to be incorrect. Willowtree Advisors is not going to contract with anyone with the exception of the person seeking the advice.

Risk Factors
  You are incorrect in your factual conclusion. Obviously you have never operated a small start up business. The consequence of failure in achieving milestones for a start-up business is complete failure and a cessation of business. Generic (relating to or descriptive of an entire class) conclusions are appropriate and with respect to start-up corporations and to Willowtree Advisors. Your factual conclusions appear to be your own. They certainly are not Willowtree's. Further, your conclusions are without supporting data. For example, your conclusion that, "the amounts recorded in the financial statements may require material adjustments" and later state that "the financial results may not be stated accurately or presented consistently." There is no factual basis for the conclusions. Ms. Allison prepared the current financial statements that are contained in the registration statement, which were reviewed or audited by Williams & Webster, Willowtree's auditors.

  There is no risk. Ms. Allison has experience. Ms. Allison's experience should not be disclosed in a risk factor, but rather in her biographical information as it is. Accordingly no revision has been made.

  Your conclusion is without merit. The risk factors are not fragmented. In fact the risk factors have been used in other registration statements without comment. One applies to the SEC and one applies to the NASD. Accordingly, the risk factors have not been revised or changed.

Securities and Exchange Commission
RE:   Willowtree Advisor, Inc.
         Form SB-2 Registration Statement
         File No. 333-117840
March 17, 2005

Use of Proceeds
  Your factual conclusions are without merit. Ms. Allison is going to operate this business on a part time basis. She is the only employee. The $40,000 will last 12 months. It is her conclusion. There are no activities that have not been disclosed. In summary, she is simply going to give landscaping advise on the Internet and charge a fee. With respect to the SEC reports, Ms. Allison is going to prepare them and not pay herself for doing it. Further, she will be preparing the financial statements. While Ms. Allison has no formal training in these matters, she does have experience in successfully operating her own business and preparing financial statements in connection therewith.

  Again, we believe your comment is without any merit whatsoever. Even the SEC Form D uses the term "working capital" and not in sense that you use it. No money will be used to reduce the outstanding debt owed Ms. Allison, nor is there any requirement, legal or otherwise that suggests that Willowtree has to repay the debt. Again, as you know, Ms. Allison, is the only officer, director and current debtor of Willowtree and has elected to be repaid from revenues.

  Proceeds are not needed to repay the $13,000 because Ms. Allison has decided so. Again, there is no legal or accounting requirement that outstanding liabilities be paid from the proceeds of the offering. It is unclear to us, why you would even ask the question. The repayment of the $13,000 will be from revenues as disclosed in "Certain Transactions."

Management's Discussion and Analysis
  Nature and types of services provided by sole officer and director. - Services rendered in June 2004 by Ms. Allison consists mainly of the following: development of the Company's business plan and corporate vision; selection and retention of securities counsel; selection and retention of independent auditors; preparation of the Company's initial finan9cial statements, notes, and language for initial registration statement, development of the Company's initial marketing plan; discussions with Company's counsel and auditors; discussion with prospective company vendors and consultants. The value was determined to be $100/hour for 1750 hours of services per client. The initial stock issued to Ms. Allison consisted of 5,000,000 shares of the Company's common stock. The shares were issued at the election and authorization of Ms. Allison, the Company's sole director, principally for the aforementioned services which she performed. The shares were deemed by Ms. Allison (as director) to have an initial value of $0.035 per share, or $175,000 in the aggregate. This share pricing reflects a 30% discount from the shares the Company is registering for sale at $0.05 per share due to the restrictive nature of the shares issued. While the value of the services rendered is not easily and objectively measurable, the value of the shares received appeared more ascertainable and measurable, and accordingly was used for valuation purposes. The initial shares were recorded as an expense in the Company's financial statements with a corresponding credit to contributed paid-in capital.

Securities and Exchange Commission
RE:   Willowtree Advisor, Inc.
         Form SB-2 Registration Statement
         File No. 333-117840
March 17, 2005

  "We do not know how long the money will last" has been deleted.

  The funds received from the offering will allow Willowtree to operate for 12 months including the cost of operating the business and preparing reports under the Exchange Act. With respect to the SEC reports, Ms. Allison is going to prepare them and not pay herself for doing it. Further, she will be preparing the financial statements. While Ms. Allison has no formal training in these matters, she does have experience in successfully operating her own business and preparing financial statements in connection therewith. Again, Ms. Allison is simply going to give landscaping advise on the Internet and charge a fee.

  The disclosure you have requested has been provided.

  The disclosure has been revised.

Certain Transactions
  Ms. Allison's was the sole officer and director. The registration statement states what Willowtree has done since its inception. No further explanation is required by law or regulation.

  Initially the Company had not valued the shares which were issued for services, and in review by the outside auditors, it was deemed necessary to establish a value. Ms. Allison, sole officer and director, based the hourly fee of $100 on comparable fees currently charged for services performed for Willowtree Landscaping, Inc.

Legal Opinion
  We confirm that you have withdrawn comment no. 19. The same being without any basis in law.

  While we disagree with your conclusion, "knowledge" has been deleted. Again, there is no law or rule which supports your position.

Securities and Exchange Commission
RE:   Willowtree Advisor, Inc.
         Form SB-2 Registration Statement
         File No. 333-117840
March 17, 2005

Financial Statements
  The auditors are registered with the Public Company Accounting Oversight Board, and meet all license requirements for the state of Washington, and location of their offices, in order to serve as an independent public accounting firm. The audit and review work concerning this filing was completed in the Spokane, Washington office.

  The Companies fiscal year end was June 30, 2004. The next audit will be for the year ending June 30, 2005. Interim financial statements will be prepared by management and reviewed by the auditors. The December 31, 2004 financials will accompany the amended filing in accordance with Regulation S-X. Mr. Marc Thomas and Mr. John Webster, partner of Williams & Webster, P.S., had previously discussed this matter on February 23, 2005.

Income Statement
  Item now states "Services provided by director".

Notes to the Financial Statements
  During the period ended June 30, 2004, the Company issued 5,000,000 restricted shares at $0.035 per share to the sole officer and director of the Company for services related to the development of the Company. The Company computed the number of shares issued in this transaction based on the fair value of services received and recognized an expense of $174,950 to Services provided by Director. Any further disclosures in accordance with SFAS 123 paragraphs 46, 47, or 48 would involve stock options which were not part of this transaction.

  Supplementally, Cynthia Allison

  We have revised disclosures to clarify the value of the services and the relationship of the director

  We have added additional disclosures concerning start-up expenses in accordance with SOP 98-5 in Note 2 of the financial statements.

Securities and Exchange Commission
RE:   Willowtree Advisor, Inc.
         Form SB-2 Registration Statement
         File No. 333-117840
March 17, 2005

I consider many of your comments to be issued in bad faith, without any basis in law. If you are adamant about your position with respect to the comments that we dispute, please advise me immediately. I will contact Martin Dunn and Commissioner Glassman and ask them to review this matter.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb

cc:   Willowtree Advisor, Inc.